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Division of Corporation Finance

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Christina Chalk, Senior Special Counsel

Re:	Vedanta Limited

Schedule 14D-9 filed March 18, 2021

SEC File No. 5-83797

Dear Ms. Chalk:

On behalf of our client, Vedanta Limited (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated March 24, 2021, relating to the Company’s Schedule 14D-9 filed March 18, 2021 (the “Schedule 14D-9”).

For ease of reference, the text of the comments in the Staff’s letter has been re produced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Schedule 14D-9.

General

1.

Refer to comment 2 in our first comment letter and your response. We continue to have concerns that the disclosure in Item 4 of the Schedule 14D-9 that Vedanta “has not made a recommendation” with respect to the offer is inconsistent with the disclosure disseminated to shareholders, as reflected in Exhibit 99.1. The latter document lists a “recommendation” (paragraph 11) and a “summary of reasons for the recommendation” (paragraph 12). All of the listed reasons supporting the IDC’s determination that the offer is “fair and reasonable” are favorable to the offer, including positive comparisons of the offer price to prices previously paid by the Acquirer and the PACs and favorable comparisons of the offer price to recent trading prices for the shares. In addition, the first paragraph of the document included as Exhibit 99.1 characterizes the document as a recommendation. Given these facts, we continue to be concerned that the characterization of Vedanta’s position with respect to the offer as expressed in Item 4 of the Schedule 14D-9 is confusing and inconsistent with the document disseminated to target shareholders.

March 29, 2021

Response: The Company acknowledges the Staff’s comment. We respectfully submit that the disclosure in Item 4 of the Schedule 14D-9 is consistent with both the document attached as Exhibit 99.1 and the requirements of Rule 14e-2(a) and Item 4 of Schedule 14D-9.

Rule 14e-2(a) requires that the subject company “. . . give to security holders a statement disclosing that the subject company: (1) recommends acceptance or rejection of the bidder’s tender offer; (2) expresses no opinion and is remaining neutral toward the bidder’s tender offer; or (3) is unable to take a position with respect to the bidder’s tender offer. Such statement shall also include the reason(s) for the position (including the inability to take a position) disclosed therein.” Similarly, Item 4 of Schedule 14D-9 (by reference to Item 1012(a) of Regulation M-A) provides: “If this statement relates to a recommendation, state whether the filing person is advising holders of the subject securities to accept or reject the tender offer or to take other action with respect to the tender offer and, if so, describe the other action recommended.”

Under Indian law, the IDC is not required to express a recommendation with respect to whether holders should accept or reject the Open Offer. Rather, the IDC is required to provide a recommendation as to whether it considers the Open Offer to be fair and reasonable. The title of Item 11 of Exhibit 99.1 clearly indicates that the disclosure concerns “Recommendation on the Open Offer, as to whether the offer is fair and reasonable.”

The matters addressed in Item 12 relate solely to an evaluation of the offer price and an evaluation of whether it is a fair and reasonable price. A recommendation relating to whether holders should accept or reject the Open Offer would require an evaluation of other matters, such as those described under the “Reasons” portion of Item 4. Although both Indian regulations and SEC rules refer to “recommendations” of the subject company, the focus of such regulations relates to different matters: Indian regulations relate to whether the offer price is fair and reasonable, while the SEC rules relate to whether an offer such be accepted or rejected. We believe that the disclosures provided are consistent with the requirements of both Indian and SEC regulations and are clear with respect to the position of the subject company.

*          *          *

March 29, 2021

Should you have any comments or questions regarding the foregoing, please contact the undersigned at (202) 637-2377. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Paul Dudek
Paul Dudek of LATHAM & WATKINS LLP

cc:	Deepak Kumar, Vedanta Resources Limited

Rajiv Gupta, Latham & Watkins LLP

William Hackett, Latham & Watkins LLP

Arindam Ghosh, Khaitan & Co

Abhishek Dadoo, Khaitan & Co